FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of  March,  2008

Grupo Simec S.A.B. de C.V.

(Translation of registrant’s name into English)

Calzada Lázaro Cárdenas Número 601
Edificio A, 2do Piso
Colonia La Nogalera
44440 Guadalajara, Jalisco
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached as Exhibit 99.1 is a copy of the Material Corporate Restructuring Report, dated and filed on February 26, 2008 by Grupo Simec S.A.B. de C.V. in the Mexican Stock Exchange

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Simec S.A.B. de C.V.

Date: March 11, 2008	By:

2

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Material Corporate Restructuring Report, dated and filed on February 26, 2008 by Grupo Simec S.A.B. de C.V. in the Mexican Stock Exchange